SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)*

NeuMedia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

562565101

(CUSIP Number)
Guber Family Trust
c/o Peter Guber
4751 Wilshire Boulevard, 3rd Floor
Los Angeles, California 90010
(323) 549 - 4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.1 3d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Names of Reporting Persons
1		The Guber Family Trust
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		California
		Sole Voting Power
Number of	7	0
Shares		Shared Voting Power
Beneficially by	8	15,914,123 (1)
Owned by Each		Sole Dispositive Power
Reporting	9	0
Person With		Shared Dispositive Power
	10	15,914,123 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
15,914,123 (1)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
34.71%
14	Type of Reporting Person (see instructions)
OO
(1) Includes: (a) 5,633,225 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants at an exercise price of $2.67 per share, (c) 6,666,666 shares of common stock issuable upon conversion of a convertible note issued by NeuMedia, Inc. (the “Company”) with an aggregate principal amount of $1,000,000, and (d) 3,333,333 shares of common stock issuable upon exercise of warrants at an exercise price of $0.25 per share.

Names of Reporting Persons
1		Peter Guber, as Trustee of the Guber Family Trust
	Check the Appropriate Box if a Member of a Group (see instructions)	(a) ☐
2		(b) ☒
3		SEC Use Only
Source of Funds (see instructions)
4		N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Citizenship or Place of Organization
6		United States
		Sole Voting Power
Number of	7	500,000 (1)
Shares		Shared Voting Power
Beneficially by	8	15,914,123 (2)
Owned by Each		Sole Dispositive Power
Reporting	9	500,000 (1)
Person With		Shared Dispositive Power
	10	15,914,123 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person
16,414,123 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes ☐
Certain Shares (see instructions)
13	Percent of Class Represented by Amount in Row (11)
35.80%
14	Type of Reporting Person (see instructions)
IN
(1)  Represents 500,000 shares of common stock issuable upon exercise of a stock option.

(2) Includes: (a) 5,633,225 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants at an exercise price of $2.67 per share, (c) 6,666,666 shares of common stock issuable upon conversion of a convertible note issued by the Company with an aggregate principal amount of $1,000,000, and (d) 3,333,333 shares of common stock issuable upon exercise of warrants at an exercise price of $0.25 per share.

CUSIP No. 562565101

Introductory Statement

This Statement on Schedule 13D constitutes Amendment No. 2 (“Amendment”) to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 7, 2007 (the “ Schedule 13D ”), as amended in Amendment No. 1 to the Schedule 13D filed on November 19, 2008. Except as otherwise described in this Amendment, the information contained in the Schedule 13D (including Amendment No. 1 thereto), remains in effect.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share, (the “Common Stock”) of NeuMedia, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA 90067.

Item 2. Identity and Background

(a)  This Amendment is being filed jointly by (i) the Guber Family Trust (the “Trust”) and (ii) Peter Guber, as Trustee of the Guber Family Trust (together, the “ Reporting Persons ”). The Trust is a trust that has been established by Peter Guber. Peter Guber is the trustee and makes all of the investment and voting decisions for the Trust.

(b)  The address of the Reporting Persons is 4751 Wilshire Blvd., 3rd Floor, Los Angeles, CA 90010.

(c)  Peter Guber is an executive, entrepreneur, educator, speaker and TV personality.  He is Founder and CEO of Mandalay Entertainment Group and was formerly Chairman and CEO of Sony Pictures Entertainment, Chairman and CEO of Polygram Entertainment, Co-Founder of Casablanca Record & Filmworks and President of Columbia Pictures. He is a full professor at UCLA, an author of three books and a professional speaker.  He can be seen weekly as an analyst for Fox Business News and as co-host of his 3rd TV show, In the House, on Encore.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)  The Trust was established in California. Peter Guber is a United States citizen.

Although this Amendment is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the (“ Exchange Act ”), or otherwise.

Item 3. Source and Amount of Funds or Other Consideration

Since the date of the filing of Amendment No. 1 to the Schedule 13D, the Trust used $1,000,000 of its working capital to lend to the Issuer in return for (a) a convertible promissory note with an aggregate principal amount of $1,000,000 and which is initially convertible into 6,666,666 shares of common stock of the Issuer and (b) a warrant to purchase 3,333,333 shares of common stock of the Issuer at an exercise price of $0.25 per share.

Item 4. Purpose of Transaction

This Amendment is being filed to report the acquisition of additional shares of Common Stock of the Issuer purchased in a private offering of securities by the Issuer in connection with that certain Letter Agreement, dated June 21, 2010 (the “Letter Agreement”), pursuant to which, among other things, the Reporting Persons lent the Issuer $1,000,000 in return for (a) a convertible promissory note with an aggregate principal amount of $1,000,000 and which is initially convertible into 6,666,666 shares of common stock of the Issuer and (b) a warrant to purchase 3,333,333 shares of common stock of the Issuer at an exercise price of $0.25 per share.  The Reporting Persons consummated the acquisition of shares of Common Stock of the Issuer for the purpose of making an investment in the Issuer.

The Reporting Persons intend to continuously assess the Issuer’s business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer’s securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may also engage in and may plan for their engagement any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.  However, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, nominating or recommending additional candidates to serve as members of the Board of Directors of the Issuer, having discussions with other stockholders and potential nominees to the Board of Directors of the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a)  As of the date hereof, the Trust is the beneficial owner of 15,914,123 shares of the Common Stock, representing approximately 34.71% of the Common Stock of the Issuer.  These shares of Common Stock include: (a) 5,633,225 issued and outstanding shares of common stock, (b) 280,899 shares of common stock issuable upon exercise of warrants at an exercise price of $2.67 per share, (c) 6,666,666 shares of common stock issuable upon conversion of a convertible note issued by the Issuer with an aggregate principal amount of $1,000,000, and (d) 3,333,333 shares of common stock issuable upon exercise of warrants at an exercise price of $0.25 per share.

The percentages herein were calculated based on the 35,573,502 shares of the Issuer's common stock, $0.0001 par value, reported by the Issuer to be issued and outstanding as of July 14, 2010 in the Issuer’s latest 10-K for the fiscal year ended March 31, 2010 filed with the Securities and Exchange Commission on July 15, 2010 and otherwise in accordance with paragraphs (c) and (d) of Rule 13d-3 under the Exchange Act.

Peter Guber disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by the Trust, except to the extent of his pecuniary interest therein. Mr. Guber directly owns options to purchase 500,000 shares of common Stock of the Issuer, which options are fully vested.

(b)  Peter Guber, as trustee of the Trust, has the sole power to vote or to direct the vote and dispose or to direct the disposition of 15,914,123 shares of Common Stock of the Issuer. Mr. Guber shall have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 500,000 shares of Common Stock underlying the options granted to Mr. Guber on June 18, 2008 at an exercise price of $2.75 per share, upon their exercise.

(c)  On June 21, 2010, the Issuer sold and issued US$1.0 million of Senior Secured Convertible Notes due June 21, 2013 (the “Senior Secured Notes”) to the Reporting Persons (in addition to the sale of an addition US$1.5 million of Senior Secured Notes to another investor).  The Senior Secured Notes have a three year term and bear interest at a rate of 10% per annum payable in arrears semi-annually. Notwithstanding the foregoing, at any time on or prior to the 18th month following the original issue date of the Senior Secured Notes, the Issuer may, at its option, in lieu of making any cash payment of interest, elect that the amount of any interest due and payable on any interest payment date on or prior to the 18th month following the original issue date of the Senior Secured Notes be added to the principal due under the Senior Secured Notes. The accrued and unpaid principal and interest due on the Senior Secured Notes are convertible at any time at the election of the holder into shares of common stock of the Company at a conversion price of US$0.15 per share, subject to adjustment. The Senior Secured Notes are secured by a first lien on substantially all of the assets of the Issuer and its subsidiaries pursuant to the terms of that certain Guarantee and Security Agreement, dated as of June 21, 2010, among the Company, each of the subsidiaries thereof party thereto, the investors party thereto and the Trust. Pursuant to the terms of that certain Subordination Agreement, dated as of June 21, 2010, by and between the Trust. and the Issuer (among other parties), the Senior Secured Notes are expressly senior in right of payment to a note that had been outstanding prior to the date on which the Senior Secured Notes were issued and that was amended and restated on such date.

Each purchaser of a New Senior Secured Note also received a warrant (“Warrant”) to purchase shares of common stock of the Company at an exercise price of US$0.25 per share, subject to adjustment.  The Reporting Persons received a Warrant with a five-year term to purchase 3,333,333 shares of common stock of the Issuer.

The Senior Secured Notes and Warrants were sold and issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) of the Securities Act.

Except as described above, the Reporting Persons have not engaged in any transactions involving the securities of the Issuer in the past 60 days.

(d) – (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein or in Amendment No. 1 to the 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting persons named in Item 2 hereof and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

99.1  Form of Warrant issued to the Reporting Persons on June 21, 2010 (Incorporated by reference to Exhibit 4.1 of the Form 8-K filed by NeuMedia, Inc. on June 23, 2010)
99.2  Letter Agreement between the Issuer and the Guber Family Trust., dated August 11, 2010, amending the Warrant.
99.3  Form of Senior Secured Convertible Note issued to the Reporting Persons on June 21, 2010 (Incorporated by reference to Exhibit 10.11 of the Form 8-K filed by NeuMedia, Inc. on June 23, 2010)
99.4  Joint Filing Agreement, dated August 6, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2010.

Guber Family Trust

/s/ Paul Schaeffer
as Trustee of the Guber Family Trust

/s/ Peter Guber by Paul Schaeffer, as his attorney-in-fact
Peter Guber